Exhibit 3.1

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

SPECTRUM BRANDS LEGACY, INC.

FIRST: The name of the Corporation is Spectrum Brands Legacy, Inc. A Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation changing the name of the Corporation from Spectrum Brands Holdings, Inc. to Spectrum Brands Legacy, Inc. was filed with the Secretary of State of the State of Delaware on July 13, 2018.

SECOND: The address of the Corporation’s registered office is 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808; and the name of its registered agent at such address is Corporation Service Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

FOURTH: The total number of shares of stock which the corporation shall have authority to issue is 1,000. All such shares are to be Common Stock, par value of $0.01 per share, and are to be of one class.

FIFTH: In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the board of directors of the Corporation (the “Board of Directors”) is expressly authorized to make, alter and repeal the by-laws of the Corporation.

SIXTH: The Corporation expressly elects not to be governed by Section 203 of the DGCL.

SEVENTH: To the fullest extent permitted under the DGCL, as amended from time to time, no director shall be personally liable to the Corporation or the stockholders for monetary damages for breach of fiduciary duty as a director. Notwithstanding anything to the contrary contained herein, any repeal or amendment of this article or by changes in law, or the adoption of any other provision of this Certificate inconsistent with this article, will, unless otherwise required by law, be prospective only, and will not in any way diminish or adversely affect any right or protection of a director existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

EIGHTH: Any action required or permitted to be taken by the Board of Directors may be taken without a meeting if the members of the Board of Directors that would constitute a quorum pursuant to the bylaws consent in writing or by electronic transmission to the adoption of a resolution authorizing the action. The resolutions, written consents or electronic transmissions of the members of the Board of Directors shall be filed with the minutes of the proceeding of the Board of Directors. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

NINTH: Pursuant to Section 141 of the DGCL, the business and affairs of the Corporation shall be managed by or under the direction and supervision of the Board of Directors, however, the day to day management of the Corporation shall be delegated to the officers of the Corporation as set forth in a delegation of authority approved by the Board of Directors.

TENTH: The Corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of any nature conferred upon stockholders, directors or any other persons by and pursuant to this Certificate in its present form or as hereafter amended are granted subject to the rights reserved in this article.